UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

DICERNA PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
253031108
(CUSIP Number)

John Heard Abingworth LLP Princes House 38 Jermyn Street London, England SW1Y 6DN +44 20 7534 1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253031108
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth LLP 98-0518585

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	810,729*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	810,729*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 810,729*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 3.9%*

14. Type of Reporting Person (See Instructions): PN

*As of November 22, 2016, Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 810,729 shares of common stock, $0.0001 par value per share (“Common Stock”), of Dicerna Pharmaceuticals, Inc. (the “Issuer”). The number of shares reported above consists of (i) 794,898 shares of Common Stock held by Abingworth Bioventures V, LP (“ABV V”) and (ii) 15,831 shares of Common Stock issuable upon exercise of a common stock warrant held by ABV V. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 794,898 shares of Common Stock held by ABV V and the 15,831 shares of Common Stock issuable upon exercise of common stock warrants held by ABV V. Abingworth and ABV V are referred to as the “Reporting Persons”.

Based on information disclosed by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2016, there were 20,753,001 shares of Common Stock issued and outstanding as of November 4, 2016. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Abingworth is deemed to beneficially own an aggregate of 810,729 shares of Common Stock, or 3.9% of the shares of Common Stock deemed issued and outstanding as of November 22, 2016.

This Amendment No. 2 constitutes an exit filing for the Reporting Persons as the Reporting Persons beneficially own less than five percent (5%) of the Common Stock of Issuer.

Cusip No. 868459108
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures V, LP 98-0518587

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	810,729*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	810,729*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 810,729*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 3.9%*

14. Type of Reporting Person (See Instructions): PN

*As of November 22, 2016, ABV V may be deemed to beneficially own an aggregate of 810,729 shares of Common Stock of the Issuer, which shares consist of (i) 794,898 shares of Common Stock and (ii) 15,831 shares of Common Stock issuable upon exercise of a common stock warrant. Based on information disclosed by the Issuer in its quarterly report on Form 10-Q filed with SEC on November 7, 2016, there were 20,753,001 shares of Common Stock issued and outstanding as of November 4, 2016. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, ABV V is deemed to beneficially own an aggregate of 810,729 shares of Common Stock, or 3.9% of the shares of Common Stock deemed issued and outstanding as of November 22, 2016. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 794,898 shares of Common Stock held by ABV V and the 15,831 shares of Common Stock issuable upon exercise of common stock warrants held by ABV V.

This Amendment No. 2 constitutes an exit filing for the Reporting Persons as the Reporting Persons beneficially own less than five percent (5%) of the Common Stock of Issuer.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of November 22, 2016, ABV V may be deemed to beneficially own an aggregate of 810,729 shares of Common Stock of the Issuer, which shares consist of (i) 794,898 shares of Common Stock and (ii) 15,831 shares of Common Stock issuable upon exercise of a common stock warrant. Based on information disclosed by the Issuer in its quarterly report on Form 10-Q filed with SEC on November 7, 2016, there were 20,753,001 shares of Common Stock issued and outstanding as of November 4, 2016. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, ABV V is deemed to beneficially own an aggregate of 810,729 shares of Common Stock, or 3.9% of the shares of Common Stock deemed issued and outstanding as of November 22, 2016. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 794,898 shares of Common Stock held by ABV V and the 15,831 shares of Common Stock issuable upon exercise of common stock warrants held by ABV V.

(b) As set forth in the cover sheets to this Schedule 13D, ABV V and Abingworth have shared voting and dispositive power with respect to the 794,898 shares of Common Stock held by ABV V and the 15,831 shares of Common Stock underlying the warrants held by ABV V.

(c) The following table details the transactions by the Reporting Persons in shares of Common Stock during the period commencing sixty (60) days prior to November 22, 2016:

Date	Price per Share(1)	Type of Transaction	Number of Shares
11/18/2016	$3.86	Open Market Sale	108,678
11/21/2016	$3.66	Open Market Sale	32,306
11/22/2016	$3.61	Open Market Sale	9,875

Explanation of response:

1. The purchase price reported in Item 5(c) is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.60 to 4.30, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

 _________________________________

(d) Except as set forth in this Schedule 13D/A, none of the persons identified in Item 2 of this Schedule 13D/A has engaged in any transaction in shares of Common Stock, or securities convertible for shares of Common Stock, during the period commencing sixty (60) days prior to November 22, 2016.

(e) Only ABV V has the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by it. The partners of ABV V have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by it, in accordance with their respective ownership interests in ABV V. After the trade effected on November 18, 2016, the Reporting Persons beneficially own less than five percent (5%) of the Common Stock of the Issuer.

Exhibits

Joint Filing Agreement by and among the Reporting Persons dated as of November 22, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2016

ABINGWORTH BIOVENTURES V, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A (including any and all amendments thereto) with respect to the common stock, $0.0001 par value per share of Dicerna Pharmaceuticals, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D/A and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

Dated: November 22, 2016

ABINGWORTH BIOVENTURES V, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory